NR10-02

February 2, 2010

Cardero Updates Project Development Strategy

Evaluating Potential Major Acquisitions

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to provide an update on its corporate strategy and key mineral projects following the recently completed sale of the Pampa de Pongo Iron Deposit in Peru for total gross proceeds of USD 100 million.  Cardero is now focused on utilizing these substantial funds to maximize shareholder value through advancement of its key development and exploration projects in addition to potential major acquisitions.

The Company continues to advance its Pampa El Toro Iron Sands deposit in southern Peru as ongoing discussions and technical reviews with potential strategic partners progress.  Strengthening iron ore markets have triggered an increased interest in this iron deposit that is strategically situated in close proximity to substantial infrastructure including highways, power, a deepwater port and an operating iron ore mine.

Given the Company’s current working capital of approximately $93.5 million (prior to payment of the as-yet unquantified taxes in connection with the Pampa de Pongo sale) and significant marketable securities portfolio (current gross market value approximately $31 million), Cardero is also actively reviewing potential mineral project acquisitions.  Advanced-stage projects in both the base and precious metals sectors are currently being evaluated with the impetus to identify assets that will contribute significantly to increasing the market value of the Company.

“With the recent sale of Pampa de Pongo for USD 100 million, the Company is now endowed with a strong treasury to put to work on behalf of its shareholders,” stated Hendrik van Alphen, Cardero’s President and Chief Executive Officer.  “We are excited to have the significant funds available for our growth plans but will remain very selective and diligent in their utilization.”

“Over the past few years Cardero has also excelled in an ‘incubator’ role for a number of junior exploration companies within the Cardero Group (www.carderogroup.com),” continued Mr. van Alphen.  “The Company’s shareholdings in International Tower Hill Mines Ltd. (TSX: ITH), Trevali Resources Corp. (CNSX: TV), Dorato Resources Inc. (TSX-V: DRI) and Wealth Minerals Ltd. (TSX-V: WML) have all garnered significant returns.  The Cardero Group model has earned significant investor and industry interest – and has emerged as a highly-qualified, multi-disciplinary team of mineral explorationists and technical personnel that can boast a very successful track record.”

An exploration drill program is currently underway on the Company’s Baja Iron Oxide-Copper-Gold project in Mexico and a follow-up drill program is also planned for the Organullo Gold project in Argentina.  A resource definition drill program has recently been initiated on the Longnose Iron-Titanium Deposit, as well as an exploration drill program on the TiTac Iron-Titanium-Vanadium Deposit, both in Minnesota.

Ongoing exploration and development efforts will focus on the following key projects:

  Pampa El Toro Iron Sands, Peru – advancing a large, bulk-tonnage, potentially low-OPEX iron-titanium-vanadium deposit.  An initial independent resource estimate completed in mid-2009 indicates a substantial resource within only a fraction of the total concession area.  Multi-phase melting tests have successfully been completed (producing pig iron) on iron ore concentrates produced from pilot plant operations at Pampa El Toro.  Cardero is in preliminary discussions with major iron and steel groups and is considering both a strategic joint venture to production scenario and/or a potential sale.  A conceptual project overview video can be seen at: http://www.cardero.com/media-files/video/PampaElToro-conceptual-project-overview.wmv)
  Iron-Titanium Deposits, Minnesota – The Company is undertaking a drill program to generate an independent NI 43-101 compliant resource estimate at the Longnose Deposit, Minnesota, USA.  Previous work by BHP stated that Longnose is “the largest, highest-grade resource of ilmenite (FeTiO3) in North America”.  The independent resource estimate is anticipated in mid-2010.  The Company is also carrying out a drill program on the TiTac Iron-Titanium-Vanadium project in Minnesota.
  Organullo Gold Project, Argentina – targeting multi-million ounce gold potential.  Initial drill testing of the Organullo gold project is planned for Q1-2010.  The Company believes that historic exploration failed to adequately test this large, pervasive gold-bearing system and that it has the potential to host a large bulk tonnage gold deposit.  Recent geophysical surveys by the Company, which generated significant anomalies, substantiate this model.
  Baja Iron Oxide-Copper-Gold Belt – an aggressive drilling program is underway following-up previous drill intercepts, highlights of which include 260 metres @ 0.24% copper (within which 47 metres returned 0.74% copper and high grade replacement mineralization of 6.5 metres of 4% copper and 0.4 g/t gold).

Iron – Titanium – Vanadium Portfolio

Pampa El Toro Iron Sands Deposit - Peru

The initial independent NI 43-101 compliant resource estimate of the dune-field hosted Pampa El Toro Iron Sands Deposit by SRK Consulting (South Africa) (Pty) Ltd. (SRK) has identified an indicated resource of 241,831,000 tonnes grading 6.67% Fe2O3, 0.72% TiO2 and 172 ppm vanadium plus an additional inferred resource of 629,881,000 tonnes at 6.48% Fe2O3, 0.70% TiO2 and 166 ppm vanadium within only approximately 15% of the total 10,300-hectare concession area.  SRK calculated the resource to a nominal depth of 30 metres as a conceptual mining depth to provide a 30-year life-of-mine resource.  Drill testing of the dune sands has been undertaken to depths of up to 60 metres in certain drill holes, which have returned similar grades.  The September, 2009 SRK report is available in full on SEDAR.

Metallurgical test-work undertaken at the US Department of Energy’s National Energy Technology Laboratory’s ‘state-of-the-art’ laboratory and testing facilities in Oregon, USA has successfully produced high-quality Pig Iron at a bench-scale level and according to design.  Ongoing metallurgical testing at the Colorado School of Mines during 2010 is ascertaining the recoverability of vanadium and titanium from the smelter slag produced during the melting tests.

The Company continues preliminary discussions with several major iron and steel groups with respect to the Iron Sands project, although there can be no assurance that such discussions will lead to an agreement for the sale or joint venture of the project nor can the Company estimate a time-line for any such agreement to be reached.  The Company believes that the combination of potentially low CAPEX and OPEX and a quick time to market - offering the potential opportunity to generate significant medium-term cash flow - make the projected economics of the project attractive.  Accordingly, the Company will evaluate very carefully any sale or JV proposal with a view to determining the best way to create and enhance long-term shareholder value.

Iron-Titanium-Vanadium Deposits – Minnesota, USA

Cardero is commencing drill programs on both its Longnose Iron-Titanium deposit and TiTac Iron-Titanium-Vanadium deposit, located in north-eastern Minnesota, USA.  Previous work by BHP Minerals, a precursor to BHP Billiton (the world’s largest mining conglomerate), estimated the Longnose deposit contained 27.57 million tonnes at 21.3% titanium dioxide (TiO2), which it classified as a “probable reserve”.  BHP also estimated a global resource for the deposit of approximately 45.36 million tonnes, and noted that this remains open.  During this period BHP stated that Longnose is “the largest known resource (grading over 46% FeTiO3) of ilmenite in North America with over 27 million tonnes identified”.

This historical resource estimate is considered relevant by the Company, both for the purposes of the Company’s decision to initially acquire the property and to guide the Company in formulating its resource definition and exploration program for the project.  The current drill program will seek to verify the historical resources and includes re-sampling, re-analysis and an independent NI 43-101 resource calculation, which will be completed by SRK Consulting (Canada) Inc.  In parallel with this work, planned metallurgical work will build on work previously completed by Pickands-Mather, Hazen Research and the Natural Resources Research Institute (NRRI).  Results are anticipated by mid-2010.

The Company cautions that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and the Company is not treating such resources as a current resource under NI 43-101.  Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Gold Projects

Organullo Bulk Tonnage Gold Prospect – Argentina

The 100% owned 6,100-hectare Organullo property is located in Salta Province, NW Argentina.  The Company is evaluating a large gold-endowed system where the geological features share similarities with the deeper, structurally controlled, epithermal gold mineralization at El Indio in Chile.  The Company believes historic exploration failed to adequately test this large, pervasive gold-bearing system and it has the potential to host a large bulk-tonnage gold (with accessory copper and bismuth) deposit.

Earliest recorded work in the area of the Organullo property comes from reports of small-scale production from the Julio Verne mine during the 1930’s.  Mining activity focussed on two high-grade, sub-parallel veins with concentrates reported to average between 10-20 g/t gold, 8.2% copper and 12.5% bismuth.  Most recently, in 1994-1995, Triton Mining Corp. and Northern Orion Explorations, Ltd. jointly conducted a mapping and prospecting campaign and completed a 17-hole, 3,295-metre reverse circulation (RC) drill program.  This was followed with a 6-hole diamond drill program in 1997 and an additional 12-hole RC drill program in 1999 by Northern Orion.  Despite the aggressive historic drilling, it appears that most of those holes were oriented parallel to mineralized structures and consequently either missed completely the main target structure identified at the Julio Verne mine or provided intersections that are not representative.  In addition, recoveries were very poor, on the order of 20-30%, due to loss of potentially mineralized clay rich zones and high groundwater saturation.

Potential remains open at depth below the Julio Verne workings, along strike of known mineralization and along postulated parallel structures that remain untested.

The Company successfully completed its Phase 1 exploration program in mid-December 2009, undertaking components of mapping, soil and rock sampling, and ground geophysics.  Initial drill testing is scheduled to occur in late Q1-2010.

Textures, geochemistry, host rocks and alteration assemblages are consistent with the high-sulphidation styles of epithermal mineralization that host prolific gold mineralization elsewhere in the central Andes.  Detailed structural and alteration surveys indicate significant hydrothermal fluid activity on the property associated with epithermal mineralization.  Drilling will test the potential for large Bajo de la Alumbrera or El Salvador-style porphyry deposits at depth.

Copper – Gold Projects

Baja Iron Oxide-Copper-Gold (IOCG) Belt

Recent structural re-interpretation and analysis has successfully developed multiple bulk-tonnage copper-gold targets on the Company’s Baja Iron Oxide-Copper-Gold project.  Previous exploration by Anglo American and Cardero successfully intersected locally productive and large pervasive IOCG systems at the Picale and San Fernando prospects in addition to identifying several other large copper bearing IOCG targets.  Technical reports with respect to the results of previous work by Anglo and the Company at the Baja IOCG project are available on SEDAR.

Drill highlights ranged from 260 to 280 metres @ 0.20% to 0.24% copper & 19% iron within which higher-grade intervals occur, ranging from 31 to 47 metres at 0.96% to 0.74% copper at San Fernando.  At Picale previous exploration drilling by Cardero intersected high-grade mineralization in a flat lying replacement body – highlights include 6.5 metres @ 4% copper and 0.4 g/t gold.  Current exploration drilling is testing the test bulk tonnage copper targets at the San Fernando, San Jose and Santa Maria prospects.

Qualified Person

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Business Development and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Dr. Cruise is not independent of the Company as he is an employee and shareholder.

Grant of Incentive Stock Options

The Company announces that, pursuant to its 2002 Incentive Stock Option Plan, it has granted incentive stock options to a director and a consultant allowing them to purchase up to an aggregate of 500,000 common shares in the capital stock of the Company.  The options are exercisable at a price of $1.41 for a period of two years ending February 1, 2012.

Audited Financial Statements/Annual Report

The Company announces that its audited financial statements, associated management discussion and analysis, Annual Information Form and Annual Report on Form 40-F for the year ended October 31, 2009 were all filed on SEDAR and EDGAR on January 29, 2010.  The Company will provide hard copies of all or any of the foregoing documents to its shareholders, free of charge, upon request to the Company at 1-888-770-7488 or by e-mail to qmai@cardero.com.  Copies of these documents can also be downloaded from the Company’s website at www.cardero.com.

About Cardero Resource Corp.

Cardero’s focus through 2010 is to realise the considerable value it believes is locked in its remaining iron ore assets in the Marcona District of southern Peru, the Baja district of Mexico and in Minnesota, USA while continuing to progress its base and precious metal exploration projects in Argentina and Mexico and aggressively seek out and potentially acquire new advanced stage projects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the New York Stock Exchange Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration and testing programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated mineral resources at Pampa el Toro, the potential for further upgrading of the concentrate from Pampa el Toro, the potential for the commercial production of pig iron from Pampa el Toro concentrate, the potential for the commercial recovery of titanium and vanadium from the slag resulting from the processing of Pampa el Toro concentrate to make pig iron, the timing of any agreement with respect to the sale or joint-venturing, or the development of, Pampa el Toro, the potential low CAPEX and OPEX at Pampa el Toro, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, adverse changes in the world prices for iron, titanium and/or vanadium, the Company’s inability to enter into appropriate off-take agreements for the potential products from any operation at Pampa el Toro, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, potential difficulties in adapting pilot scale operations and testing to commercial scale operations, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43 101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43 101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.  United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Cautionary Note Regarding References to Other Mineral Properties

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.